EXHIBIT 11.1
EVEREST RE GROUP, LTD COMPUTATION OF EARNINGS PER SHARE For the Years Ended December 31, 2004, 2003 and 2002
	Years Ended December 31,

(Dollars in thousands)	2004	2003	2002

Net Income	$494,858	$426,028	$231,303

Weighted average common and effect
of dilutive shares used in the
computation of net income per share:
Average shares outstanding - basic	55,928,721	54,023,493	50,325,465
Effect of dilutive shares:
Options outstanding	810,066	887,385	807,230
Options exercised	75,009	66,481	4,916
Options cancelled	4,607	6,039	1,247
Restricted Shares	8,017	27,079	-

Average shares outstanding - diluted	56,826,420	55,010,477	51,138,858
Net Income per common share:
Basic	$8.85	$7.89	$4.60
Diluted	$8.71	$7.74	$4.52